June 26, 2025

Malte Peters
Chief Executive Officer
HOOKIPA Pharma Inc.
350 Fifth Avenue, 72nd Floor, Suite 7240
New York, NY 10118

       Re: HOOKIPA Pharma Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 16, 2025
           File No. 001-38869
Dear Malte Peters:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
The Asset Sale (Proposal No. 1)
Net Proceeds from the Asset Sale and their Expected Use, page 41

1. We note your disclosure that pursuant to the terms of the Asset Purchase Agreement, you will receive an aggregate cash consideration of up to $10.0 million, of which $3.0 million shall be payable upon closing and up to $7.0 million shall become payable in three stages upon completion of the Transfer Plan, with $3.0 million payable upon completion of the first phase and $2.0 million payable upon completion of each of the second and third phases. Please revise your disclosure here, and elsewhere as appropriate, to provide further details about the Transfer Plan, including any provisions that would prohibit or delay the release of funds.
General

2. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-
       3 to this transaction. In this regard, we note your disclosure on page 1 that the Asset
       Sale "may constitute the sale of 'substantially all' of [y]our property and assets[.]" We
 June 26, 2025
Page 2

       further note your disclosure that, through a Collaboration and License Agreement, you collaborated with Gilead Sciences, Inc. for the development of both HB-400 and HB-
       500 and that Gilead retained an exclusive right to take back development responsibilities for the HB-500 Program. We also note your disclosure that, as of June
       4, 2025, Gilead beneficially owned 19.15% of your common stock. Refer to Sections
       201.01 and 201.05 of the staff's Going Private Transactions, Exchange Act Rule 13e-
       3, and Schedule 13E-3 Compliance and Disclosure Interpretations for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 or Joshua Gorsky at 202-551-
7836 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David Brinton, Esq.